Fiscal 2022 Third Quarter and Nine Months Ended 31 December 2021

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 7 February 2022, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials includes a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

3rd Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 31 December
	FY22	FY21	Change
Net sales	$900.0	$738.6	22%
Gross margin (%)	35.8	36.8	(1.0 pts)
EBIT	202.2	131.8	53%
EBIT margin (%)	22.5	17.8	4.7 pts
Adjusted EBIT[1]	204.1	167.9	22%
Adjusted EBIT margin (%)[1]	22.7	22.7	— pts
Net income	135.4	68.6	97%
Adjusted Net income[1]	154.1	123.3	25%
Earnings per share - diluted	$0.30	$0.15
Adjusted earnings per share - diluted[1]	$0.35	$0.28

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 22% to US$900.0 million, driven by Price/Mix growth of 13% as we continue to execute our global strategy of driving high value product mix, and global volume growth of 9%. Our Price/Mix is the result of 1) enabling our customers to make more money by selling more James Hardie products and, 2) marketing directly to the homeowners to create demand of our high value products through our customers.
•Adjusted EBIT increased 22% to US$204.1 million with an adjusted EBIT margin of 22.7%. On a global basis, the shift to driving growth with a high value product mix combined with the continued execution of LEAN, enabled us to absorb very high input cost pressures this quarter, while investing significantly in marketing and innovation which led to an increase in SG&A of 15%.

The Company's critical strategic initiatives for the next three years remain unchanged and our global management team is committed to executing our strategies which include: (1) marketing directly to homeowners to accelerate demand creation, (2) penetrating and driving profitable growth in existing and new segments, especially Repair and Remodel, and (3) commercializing global innovations by expanding into new categories.

As part of our commercializing global innovations strategic initiative, we recently announced the release of our Hardie™ Architectural Collection, which includes the launch of two new products, including Hardie® Architectural Panel - Sculpted Clay and Hardie® Architectural Panel - Sea Grass.

The third quarter consolidated results delivered strong results and growth above market, as we are continuing to deliver on these stated strategic goals.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change	9 Months FY22	9 Months FY21	Change
Volume (mmsf)	776.8	693.8	12%	2,296.7	1,990.2	15%
Fiber cement net sales	644.9	518.1	24%	1,857.3	1,484.9	25%
Gross profit			22%			25%
Gross margin (%)			(0.7 pts)			— pts
EBIT	183.3	155.6	18%	535.1	432.6	24%
EBIT margin (%)	28.4	30.0	(1.6 pts)	28.8	29.1	(0.3 pts)
Restructuring expenses	—	—		—	2.5	(100)%
Adjusted EBIT	183.3	155.6	18%	535.1	435.1	23%
Adjusted EBIT margin (%)	28.4	30.0	(1.6 pts)	28.8	29.3	(0.5 pts)

Q3 FY22 vs Q3 FY21

Net sales increased 24%, primarily driven by strong exteriors volume growth of 13%, as well as interiors volume growth of 3%. Price/Mix increased 12% driven by the continued execution of our strategy to drive a high value product mix and our strategic price increase in January 2021.

The decrease in gross margin is comprised of the following components:

Higher average net sales price	6.2	pts
Higher production and distribution costs	(6.9	pts)
Total percentage point change in gross margin	(0.7	pts)

Higher production and distribution costs resulted from higher input costs, primarily pulp, and higher freight costs.

SG&A expenses increased 40%, primarily driven by higher marketing costs, as well as a higher headcount as we continue to invest for growth. As a percentage of sales, SG&A expenses increased 1.0 percentage point.

EBIT margin decreased 1.6 percentage points to 28.4%, driven by higher SG&A expenses as a percentage of sales and lower gross margin.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	3

OPERATING RESULTS

Nine Months FY22 vs Nine Months FY21

Net sales increased 25%, primarily driven by strong exteriors volume growth of 17%, as well as interiors volume growth of 5%. Price/Mix increased 10% driven by the execution of our strategy to drive a high value product mix and our strategic price increase in January 2021.

Gross margin was flat between the corresponding periods resulting from the following components:

Higher average net sales price	4.8	pts
Higher production and distribution costs	(4.8	pts)
Total percentage point change in gross margin	—	pts

Higher production and distribution costs primarily resulted from higher input costs, freight costs and start-up costs related to our Prattville and Summerville plants.

SG&A expenses increased 33%, driven by our strategy to market directly to the homeowner and strategic investments in growth initiatives, compared to cost containment actions taken in the prior year. As a percentage of sales, SG&A expenses increased 0.5 percentage points.

Restructuring expenses of US$2.5 million in the prior year consist solely of severance costs related to a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin decreased 0.3 percentage points to 28.8%, driven by higher SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	4

OPERATING RESULTS

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change	9 Months FY22	9 Months FY21	Change
Volume (mmsf)	154.4	141.8	9%	471.0	397.0	19%
Fiber cement net sales	143.3	119.1	20%	429.5	332.5	29%
Gross profit			18%			34%
Gross margin (%)			(0.5 pts)			1.4 pts
EBIT	39.1	33.5	17%	122.4	91.1	34%
EBIT margin (%)	27.3	28.1	(0.8 pts)	28.5	27.4	1.1 pts
Restructuring expenses	—	—		—	3.4	(100)%
Adjusted EBIT	39.1	33.5	17%	122.4	94.5	30%
Adjusted EBIT margin (%)	27.3	28.1	(0.8 pts)	28.5	28.4	0.1 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change	9 Months FY22	9 Months FY21	Change
Volume (mmsf)	154.4	141.8	9%	471.0	397.0	19%
Fiber cement net sales	196.5	163.3	20%	577.2	472.6	22%
Gross profit			19%			27%
Gross margin (%)			(0.5 pts)			1.4 pts
EBIT	53.6	45.9	17%	164.6	128.7	28%
EBIT margin (%)	27.3	28.1	(0.8 pts)	28.5	27.4	1.1 pts
Restructuring expenses	—	—		—	4.9	(100)%
Adjusted EBIT	53.6	45.9	17%	164.6	133.6	23%
Adjusted EBIT margin (%)	27.3	28.1	(0.8 pts)	28.5	28.4	0.1 pts

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	5

OPERATING RESULTS

Q3 FY22 vs Q3 FY21 (A$)

Net sales increased 20%, primarily due to strong performance and volume growth in Australia and New Zealand, where Price/Mix in these regions increased 13% due to the continued execution of our high value product mix strategy.

The decrease in gross margin can be attributed to the following components:

Higher average net sales price	4.8	pts
Higher production and distribution costs	(5.3	pts)
Total percentage point change in gross margin	(0.5	pts)

Higher production and distribution costs were driven by higher input costs, primarily pulp, as well as higher costs related to producing a higher value product mix, partially offset by favorable plant performance.

SG&A expenses increased, driven by our reinvestment in growth, primarily in Australia. These growth initiatives included higher marketing expenses and consulting fees related to improvements in systems and technology. As a percentage of sales, SG&A expenses increased 0.3 percentage points.

EBIT margin of 27.3% represents a decrease of 0.8 percentage points, primarily driven by lower gross margin and higher SG&A expenses as a percentage of sales.

Nine Months FY22 vs Nine Months FY21 (A$)

Net sales increased 22%, as all three regions experienced strong volume growth, compared to lower volumes in the prior year due to the COVID-19 government enforced lockdowns in the Philippines and New Zealand. The 3% increase in the average net sales price was driven by our execution of our high value product mix strategy in Australia and New Zealand as Price/Mix increased 10%. This was offset by geographic mix, as a higher proportion of our sales were in the Philippines which have a lower average net sales price. Volumes in the Philippines increased 40%.

The increase in gross margin can be attributed to the following components:

Higher average net sales price	2.4	pts
Higher production and distribution costs	(1.0	pts)
Total percentage point change in gross margin	1.4	pts

Higher production and distribution costs were driven by higher input costs and higher manufacturing costs related to producing a high value product mix. This increase was partially offset by favorable plant performance including LEAN manufacturing savings in Australia, the efficiencies realized from shifting to an import model for the New Zealand region and a higher proportion of sales in the Philippines which have a lower cost.

SG&A expenses increased, primarily driven by higher marketing expenses and our investment in additional headcount to drive growth. As a percentage of sales, SG&A expenses increased 1.2 percentage points.

In the prior year, restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to shift our New Zealand regional production to our two Australia based plants, and a reduction in headcount across the region to realign our resources.

EBIT margin of 28.5% represents an increase of 1.1 percentage points, primarily driven by higher gross margin and lower restructuring expenses, partially offset by higher SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	6

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.

Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change	9 Months FY22	9 Months FY21	Change
Volume (mmsf)	223.2	221.3	1%	710.7	623.4	14%
Fiber cement net sales	15.8	13.3	19%	57.7	38.4	50%
Fiber gypsum net sales[1]	96.0	88.1	9%	302.0	245.9	23%
Net sales	111.8	101.4	10%	359.7	284.3	27%
Gross profit			(5%)			23%
Gross margin (%)			(4.1 pts)			(0.7 pts)
EBIT	11.9	10.3	16%	44.9	18.7	140%
EBIT margin (%)	10.7	10.2	0.5 pts	12.5	6.6	5.9 pts
Restructuring expenses	—	—		—	5.1	(100)%
Adjusted EBIT	11.9	10.3	16%	44.9	23.8	89%
Adjusted EBIT margin (%)	10.7	10.2	0.5 pts	12.5	8.4	4.1 pts

[1]Also includes cement bonded board net sales

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change	9 Months FY22	9 Months FY21	Change
Volume (mmsf)	223.2	221.3	1%	710.7	623.4	14%
Fiber cement net sales	13.8	11.3	22%	48.9	33.1	48%
Fiber gypsum net sales[1]	83.8	74.0	13%	256.6	212.9	21%
Net sales	97.6	85.3	14%	305.5	246.0	24%
Gross profit			(2%)			21%
Gross margin (%)			(4.1 pts)			(0.7 pts)
EBIT	10.4	8.8	18%	38.1	15.7	143%
EBIT margin (%)	10.7	10.2	0.5 pts	12.5	6.6	5.9 pts
Restructuring expenses	—	—		—	4.5	(100)%
Adjusted EBIT	10.4	8.8	18%	38.1	20.2	89%
Adjusted EBIT margin (%)	10.7	10.2	0.5 pts	12.5	8.4	4.1 pts

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	7

OPERATING RESULTS

Q3 FY22 vs Q3 FY21 (€)

Net sales increased 14%, driven by increases in fiber cement and fiber gypsum net sales of 22% and 13%, respectively. The increase in net sales was due to Price/Mix improvement of 13% resulting from our continued execution of a shift to a higher value mix in both our product lines.

The decrease in gross margin is attributed to the following components:

Higher average net sales price	6.9	pts
Higher production and distribution costs	(11.0	pts)
Total percentage point change in gross margin	(4.1	pts)

Production and distribution costs were unfavorable primarily due to higher input costs, primarily energy, paper and packaging costs. Higher energy costs, driven mainly by hyperinflation in natural gas, had an unfavorable impact of approximately €4.3 million in the current quarter.

SG&A expenses decreased primarily due to the favorable impact of reversing a bad debt allowance, combined with a focus to moderate spending to offset the higher energy costs. As a percentage of sales, SG&A expenses decreased 4.1 percentage points.

EBIT margin of 10.7% increased 0.5 percentage points, driven by lower SG&A expenses as a percentage of sales, offset by a lower gross margin.

Nine Months FY22 vs Nine Months FY21 (€)

Net sales increased 24%, driven by increases in fiber cement and fiber gypsum net sales of 48% and 21%, respectively. The increase in net sales was partly driven by low volumes in Q1 of the prior year resulting from the COVID-19 government enforced shutdowns in the UK and France. Additionally, the execution of our push/pull strategy and the introduction of our new Hardie® VL Plank product led to higher net sales. Price/Mix increased 10%, due to our shift to a higher value mix in both our fiber cement and fiber gypsum product lines.

The decrease in gross margin is attributed to the following components:

Higher average net sales price	5.0	pts
Higher production and distribution costs	(5.7	pts)
Total percentage point change in gross margin	(0.7	pts)

Higher production and distribution costs were driven by higher input costs (primarily energy, paper and packaging costs), partially offset by the unfavorable absorption of manufacturing costs on lower production volumes in the prior year, which included the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany. Higher energy costs, driven mainly by the hyperinflation in natural gas, had an unfavorable impact of approximately €5.7 million in the current year.

SG&A expenses decreased from prior year as described above, which more than offset our investment in headcount growth and marketing. As a percentage of sales, SG&A expenses decreased 4.5 percentage points.

In the prior year, restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with the reduction of headcount across the region to strategically realign our resources.

EBIT margin of 12.5% increased 5.9 percentage points, driven by lower SG&A expenses as a percentage of sales and lower restructuring expenses, partially offset by lower gross margin.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	8

OPERATING RESULTS

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change %	9 Months FY22	9 Months FY21	Change %
General Corporate SG&A expenses	$21.7	$23.6	(8)	$86.9	$77.2	13
Asbestos:
Asbestos adjustments loss (gain)	1.6	35.8	(96)	(10.8)	115.8	(109)
AICF SG&A expenses	0.3	0.3	—	0.9	0.9	—
General Corporate costs	$23.6	$59.7	(60)	$77.0	$193.9	(60)

General Corporate SG&A expenses for the quarter and nine month period decreased US$1.9 million and increased US$9.7 million, respectively. For the nine month period, the increase was primarily driven by an investment in global growth initiatives, including talent and costs related to building our brand, partially offset by a decrease in stock compensation expenses.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period, partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
Readers are referred to Note 6 of our 31 December 2021 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change %	9 Months FY22	9 Months FY21	Change %
Gross interest expense	$11.3	$16.1	(30)	$32.6	$46.6	(30)
Capitalized interest	(0.5)	(2.4)	(79)	(1.2)	(7.3)	(84)
Interest income	—	—		(0.1)	(0.1)	—
Net AICF interest income	(0.2)	(0.1)	100	(0.5)	(0.3)	67
Interest expense, net	$10.6	$13.6	(22)	$30.8	$38.9	(21)

Gross interest expense for the quarter and nine months decreased US$4.8 million and US$14.0 million, respectively, primarily due to the redemption of our 2025 senior unsecured notes in the fourth quarter of fiscal year 2021. The decrease in capitalized interest is due to a lower average amount of accumulated capital expansion project spend, primarily due to the commissioning of our Prattville, Alabama plant.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	9

OPERATING RESULTS

Income Tax

	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change	9 Months FY22	9 Months FY21	Change
Income tax expense (US$ Millions)	56.2	49.6	13%	162.4	124.4	31%
Effective tax rate (%)	29.3	42.0	(12.7 pts)	28.5	43.0	(14.5 pts)

Adjusted income tax expense[1] (US$ Millions)	39.2	30.9	27%	115.7	83.6	38%
Adjusted effective tax rate[1] (%)	20.3	20.0	0.3 pts	20.7	20.1	0.6 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the quarter and nine month period decreased 12.7 and 14.5 percentage points, respectively, primarily due to Asbestos and other tax adjustments and a change in geographic mix.

The Adjusted effective tax rate for the quarter and nine month period increased 0.3 and 0.6 percentage points, respectively, primarily due to a change in geographic mix.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	10

OPERATING RESULTS

Net Income

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	Change %	9 Months FY22	9 Months FY21	Change %
EBIT
North America Fiber Cement[1]	$183.3	$155.6	18	$535.1	$435.1	23
Asia Pacific Fiber Cement[1]	39.1	33.5	17	122.4	94.5	30
Europe Building Products[1]	11.9	10.3	16	44.9	23.8	89
Research and Development	(8.5)	(7.9)	(8)	(25.2)	(20.3)	(24)
General Corporate[2]	(21.7)	(23.6)	8	(86.9)	(77.2)	(13)
Adjusted EBIT	204.1	167.9	22	590.3	455.9	29

Net income
Adjusted interest expense, net[2]	10.8	13.7	(21)	31.3	39.2	(20)
Other expense	—	—		0.1	—	100
Adjusted income tax expense[3]	39.2	30.9	27	115.7	83.6	38
Adjusted net income	$154.1	$123.3	25	$443.2	$333.1	33

[1]Excludes restructuring expenses
[2]Excludes Asbestos-related expenses and adjustments
[3]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net income for the quarter of US$154.1 million increased 25%, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense.

Adjusted net income for the nine month period of US$443.2 million increased 33%, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense and an increase in General Corporate SG&A expenses of US$9.7 million.

1

COVID-19

We continue to monitor the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, and are managing our business to ensure the continuity of operations and safety of our employees. The continuing impact of the pandemic on our business and future financial performance still remains uncertain.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	11

OTHER INFORMATION

Cash Flow

US$ Millions	Nine Months Ended 31 December
	FY22	FY21	Change	Change %
Net cash provided by operating activities	$553.3	$678.4	$(125.1)	(18)
Net cash used in investing activities	171.4	85.1	86.3	101
Net cash used in financing activities	417.3	130.6	286.7	220
Significant sources and uses of cash during the first nine months of fiscal year 2022 included:
•Cash provided by operating activities:
◦Higher net sales and profitability in each of our regions led to net income, adjusted for non-cash items, of US$634.0 million;
◦Working capital decreased by US$19.9 million primarily due to increase in inventory levels; and
◦Asbestos claims paid of US$91.2 million.
•Cash used in investing activities:
◦Capital expenditures of US$174.5 million, including the following capacity expansion projects: Prattville Trim line, Prattville Sheet Machines #3 and #4, Massachusetts ColorPlus® finishing line and the Summerville restart.
•Cash used in financing activities:
◦Dividend payments of US$461.8 million;
◦Partially offset by US$50.0 million net drawdown on our Revolving Credit Facility.

The 18% decrease in net cash provided by operating activities is primarily related to the US$64.8 million CARES Act tax refund received in the prior year, as well as higher working capital improvements in the prior year.

Capacity Expansion

We are investing in a transformational global capacity expansion program, including brownfield and greenfield expansions in all three regions, as announced in the second quarter. From today through to the end of fiscal year 2024, we expect to commission the following capacity:
North America
•Summerville, South Carolina restart
•Trim finishing capacity in Prattville, Alabama
•ColorPlus® finishing capacity in Westfield, Massachusetts
•Sheet Machines #3 and #4 in Prattville, Alabama
Asia Pacific
•Carole Park, Australia brownfield expansion
Europe
•Fiber Gypsum brownfield expansion in Orejo, Spain
In addition to the above items, we are planning greenfield fiber cement capacity expansion in all three regions which we anticipate to commission in fiscal year 2025 and beyond.
Over the next four years we anticipate investing between US$1.6 billion to US$1.8 billion in capital expenditure on the above listed projects.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	12

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased by US$77.0 million, from US$208.5 million at 31 March 2021 to US$131.5 million at 31 December 2021.

During the quarter, we entered into a new US$600.0 million revolving credit facility (the "Revolving Credit Facility"), maturing in December 2026, which replaces the prior revolving credit facility set to expire in December 2022. The Revolving Credit Facility includes two optional one year extension periods.

Our annual contribution to AICF is made in quarterly installments. As of 31 January 2022, A$246.1 million of our fiscal year 2022 contribution has been paid, with the last installment of A$82.1 million due March 2022.

Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:

•Preserve and enable strong liquidity position and financial flexibility;
•Invest in organic growth: capacity expansion, market driven innovation and marketing directly to the homeowner;
•Maintain leverage ratio of 1-2x; and
•Return capital to shareholders:
◦Returned US$309.9 million through special dividend in April 2021; and
◦Returned US$151.9 million through ordinary half-year dividend in December 2021.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	13

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents

This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;	•	Adjusted interest expense, net;
•	North America Fiber Cement Segment Adjusted EBIT;	•	Adjusted net income;
•	Asia Pacific Fiber Cement Segment Adjusted EBIT;	•	Adjusted diluted earnings per share;
•	Europe Building Products Segment Adjusted EBIT;	•	Adjusted income before income taxes;
•	Adjusted EBIT margin;	•	Adjusted income tax expense; and
•	North America Fiber Cement Segment Adjusted EBIT margin;	•	Adjusted effective tax rate.
•	Asia Pacific Fiber Cement Segment Adjusted EBIT margin;
•	Europe Building Products Segment Adjusted EBIT margin;

These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.
Energy Inflation (Europe) – Hyperinflation in energy costs is defined as the increase in energy costs above normal energy inflation.

Normal Energy Inflation – Calculated based on average rates per unit from April 2021 - July 2021, compared to average rates per unit for the prior corresponding period.
Energy Hyperinflation – Calculated based on average rates per unit from August 2021 - December 2021, less Normal Energy Inflation (as defined above).

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
EBIT	$202.2	$131.8	$600.2	$328.1
Asbestos:
Asbestos adjustments loss (gain)	1.6	35.8	(10.8)	115.8
AICF SG&A expenses	0.3	0.3	0.9	0.9
Restructuring expenses	—	—	—	11.1
Adjusted EBIT	$204.1	$167.9	$590.3	$455.9
Net sales	900.0	738.6	2,646.5	2,101.7
Adjusted EBIT margin	22.7%	22.7%	22.3%	21.7%

North America Fiber Cement Segment Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
North America Fiber Cement Segment EBIT	$183.3	$155.6	$535.1	$432.6

Restructuring expenses	—	—	—	2.5
North America Fiber Cement Segment Adjusted EBIT	$183.3	$155.6	$535.1	$435.1
North America Fiber Cement segment net sales	644.9	518.1	1,857.3	1,484.9
North America Fiber Cement Segment Adjusted EBIT margin	28.4%	30.0%	28.8%	29.3%

Asia Pacific Fiber Cement Segment Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
Asia Pacific Fiber Cement Segment EBIT	$39.1	$33.5	$122.4	$91.1

Restructuring expenses	—	—	—	3.4
Asia Pacific Fiber Cement Segment Adjusted EBIT	$39.1	$33.5	$122.4	$94.5
Asia Pacific Fiber Cement segment net sales	143.3	119.1	429.5	332.5
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	27.3%	28.1%	28.5%	28.4%

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	15

NON-GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
Europe Building Products Segment EBIT	$11.9	$10.3	$44.9	$18.7

Restructuring expenses	—	—	—	5.1
Europe Building Products Segment Adjusted EBIT	11.9	10.3	44.9	23.8
Europe Building Products segment net sales	111.8	101.4	359.7	284.3
Europe Building Products Segment Adjusted EBIT margin	10.7%	10.2%	12.5%	8.4%

Adjusted interest expense, net

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
Interest expense, net	$10.6	$13.6	$30.8	$38.9

AICF interest income, net	(0.2)	(0.1)	(0.5)	(0.3)
Adjusted interest expense, net	$10.8	$13.7	$31.3	$39.2

Adjusted net income

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
Net income	$135.4	$68.6	$406.9	$164.8
Asbestos:
Asbestos adjustments loss (gain)	1.6	35.8	(10.8)	115.8
AICF SG&A expenses	0.3	0.3	0.9	0.9
AICF interest income, net	(0.2)	(0.1)	(0.5)	(0.3)
Restructuring expenses	—	—	—	11.1
Tax adjustments[1]	17.0	18.7	46.7	40.8
Adjusted net income	$154.1	$123.3	$443.2	$333.1

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	16

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
Adjusted net income (US$ millions)	$154.1	$123.3	$443.2	$333.1
Weighted average common shares outstanding - Diluted (millions)	446.3	445.5	446.1	445.0
Adjusted diluted earnings per share	$0.35	$0.28	$0.99	$0.75

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY22	Q3 FY21	9 Months FY22	9 Months FY21
Income before income taxes	$191.6	$118.2	$569.3	$289.2
Asbestos:
Asbestos adjustments loss (gain)	1.6	35.8	(10.8)	115.8
AICF SG&A expenses	0.3	0.3	0.9	0.9
AICF interest income, net	(0.2)	(0.1)	(0.5)	(0.3)
Restructuring expenses	—	—	—	11.1
Adjusted income before income taxes	$193.3	$154.2	$558.9	$416.7

Income tax expense	56.2	49.6	162.4	124.4
Tax adjustments[1]	(17.0)	(18.7)	(46.7)	(40.8)
Adjusted income tax expense	$39.2	$30.9	$115.7	$83.6
Effective tax rate	29.3%	42.0%	28.5%	43.0%
Adjusted effective tax rate	20.3%	20.0%	20.7%	20.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	17

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2021, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2022	18